UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2017

Commission File Number: 001-32001

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Aptose Biosciences Inc.

(Translation of registrant's name into English)

5955 Airport Road, Suite 228
Mississauga, Ontario L4V 1R9

Canada
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F☑ ☐ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

EXPLANATORY NOTE

Aptose Biosciences Inc. (the “Registrant”) is filing this amendment on Form 6-K/A (“Amendment”) to its Report on Form 6-K, furnished to the SEC on April 21, 2017 (the “Original 6-K”), solely to furnish a corrected version of Exhibit 99.1 to the Original 6-K. The Original 6-K omitted to include the consent of KPMG LLP with respect to the incorporation by reference of KPMG’s audit report to certain financial statements of the Registrant into the registration statement on Form F-3 (File No. 333-200660) of the Registrant. Except as specifically described in this explanatory note, this Amendment does not amend, modify or update any disclosures contained in the Original 6-K, including with respect to any events occurring after the furnishing of the Original 6-K.

INCORPORATION BY REFERENCE

Exhibit 99.1 to this Report of Foreign Issuer on Form 6-K of Registrant is hereby incorporated by reference into the registration statement on Form F-3 (File No. 333-200660) and into the registration statement on Form S-8 (File No. 333-205158) of the Registrant.

DOCUMENTS FILED AS PART OF THIS FORM 6-K

 See Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aptose Biosciences Inc.

Date: April 26, 2017
	By:	/s/ Gregory Chow
		Name:	Gregory Chow
		Title:	Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

99.1	Consent of KPMG